VIA EDGAR AND FACSIMILE

December 7, 2007

Mr. H Roger Schwall
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-7010

Re:	IAMGOLD Corporation
Form 40-F for the Fiscal Year Ended December 31, 2006
File No. 1-31528

Dear Mr. Schwall:

Please accept this request for an extension to respond to your comment letter of November 30, 2007.

We are currently consulting with our auditors in order to ensure the completeness of our responses to these comments.  However, additional time is required to coordinate this effort.  Therefore, we would propose to provide our written response to you on or before December 21, 2007.

Should you have further questions, please address your letter to the undersigned.

Yours truly,
Carol Banducci
Chief Financial Officer